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======
FORM 4
======

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


==================================================================

1.   Name and Address of Reporting Person*

     Hellman & Friedman Capital Partners III, L.P.
     -----------------------------------------------
        (Last)          (First)        (Middle)

     One Maritime Plaza, Suite 1200
     -----------------------------------------------
                       (Street)

     San Francisco      CA            94111
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol


     Young & Rubicam Inc. (YNR)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)



     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                        5/98
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)


==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                              (A) or             (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------

Common Stock,         5/11/98          S             9,247,378  (D)    $25.00      17,402,132           (D)
par value $0.01
per share




---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)




                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------

  Option Shares        $7.667         See            See                  See        See             Now      12/2003
                                      Note           Note                 Note       Note                     12/2001
                                      (1)            (1)                  (1)        (1)





7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
   Title         Shares
-----------      --------    ---------      ------------      --------------     ----------

Common Stock     1,155,795   See Note (1)   Options to            (D)
of Young &          and                     purchase a
Rubicam Inc.,    1,155,795                  total of
par value $0.01                             2,311,590
per share                                   shares


---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

Note (1)

An aggregate of 17,402,132 shares of Common Stock and options to purchase an aggregate of 2,311,590 shares are owned by Hellman & Friedman Capital Partners III, L.P. ("HFCP III"). The sole general partner of HFCP III is H&F Investors III ("Investors III"). The managing general partner of Investors III is Hellman & Friedman Associates III, L.P. ("Associates III"), and the general partners of Associates III are H&F Management III, L.L.C. ("Management III LLC") and H&F Investors, Inc. ("H&F Inc."). The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. F. Warren Hellman is a managing member of Management III LLC, a director of H&F Inc. and a trustee of the Trust. Investors III, Associates III, Management III LLC, H&F Inc., the Trust and Mr. Hellman exercise, directly or indirectly, voting and investment discretion with respect to the shares held by HFCP III and could be deemed to beneficially own such shares, but disclaim such beneficial ownership except to the extent of its or their indirect pecuniary interest in such shares.


                    HELLMAN & FRIEDMAN CAPITAL
                      PARTNERS III, L.P.
                     By its General Partner,
                      H&F Investors III
                     By its Administrative General Partner,
                      H&F Administration III, L.L.C.
                     By its Manager,
                      H&F Investors III, Inc.




                    By: /s/ Georgia Lee       6/10/98
                       --------------------   ----------------
                        Vice President        Date


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                  SEC 1474 (7-96)